Exhibit 99.1
Media Release
Release: Immediate
Trading Symbols: TSX: CRJ; OTCQB: CLGRF

Claude Drills 29.16 g/t of Gold Over 6.26 Metres at Santoy Gap and Announces 2016 Exploration Program
Highlights:
•	Santoy Gap up-dip extension expanded with high grade intercepts of 29.16 grams of gold per tonne (g/t) (cut) over 6.26 metres true width and 52.80 g/t (cut) over 2.09 metres true width;
•	Depth continuity at Santoy Gap demonstrated with high grade intercepts of 137.58 g/t (uncut) or 41.99 g/t (cut) over 1.12 metres true width, 11.29 g/t (cut) over 9.47 metres true width and 22.77 g/t (uncut) or 16.23 g/t (cut) over 4.24 metres true width;
•	Santoy 8A extension follow-up drilling was highlighted by an intercept of 7.44 g/t (cut) over 12.96 metres true width; and
•	2016 drilling program to be approximately 83,000 metres (18,000 metres of surface exploration and 65,000 metres of underground infill and resource expansion drilling).

March 16, 2016, Saskatoon, Saskatchewan, Canada: Claude Resources Inc. ("Claude" and or the "Company") announces continued positive results from its 2015 underground and recently commenced 2016 surface drill programs at its 100% owned Santoy Mine Complex. In addition, the Company announces an 83,000 metre drill program at the Seabee Gold Operation for 2016.
Brian Skanderbeg, President and CEO commented, "Our drill results continue to demonstrate the high grade nature of the Santoy Mine Complex and the opportunity to expand the resource base. Our camp is underexplored and with the strength of our balance sheet, we are in a position to invest in exploration to extend the already robust mine life at the Seabee Gold Operation. We are excited to initiate an aggressive 2016 drill program focusing on targets close to infrastructure, expanding our reserves and exploring greenfield targets such as Carr. The Carr target is the strike extension of the Santoy Mine trend that has had minimal drilling and hosts similar characteristics to the Santoy Mine Complex. Having several prospective targets in front of us, we expect 2016 to be an exciting year on the exploration front."
Highlight Results from the Santoy Mine Complex
Hole ID	Zone	From (m)	Uncut (g/t)	Cut (g/t)	True Width (m)	Drill Program
SUG-15-057	9C	347.50	10.95	10.95	1.19	Gap UG
SUG-15-061	9C	321.60	37.01	22.89	1.02	Gap UG
SUG-15-062	9C	276.20	137.58	41.99	1.12	Gap UG
SUG-15-063	9C	258.80	6.99	6.99	1.44	Gap UG
SUG-15-317	9A	123.90	22.77	16.23	4.24	Gap UG
SUG-15-327	9A	195.00	11.45	11.45	3.45	Gap UG
SUG-16-011	9A	132.60	11.29	11.29	9.47	Gap UG
SUG-15-937	8A	541.50	6.30	6.30	1.76	8A UG
SUG-15-940	8A	524.60	7.44	7.44	12.96	8A UG
JOY-16-693	9A	195.00	11.15	11.15	2.84	Gap Up-dip
JOY-16-697	9A	204.43	7.33	7.33	4.40	Gap Up-dip
JOY-16-700	9A	143.80	29.16	29.16	6.26	Gap Up-dip
JOY-16-701	9A	129.30	52.80	52.80	2.09	Gap Up-dip
JOY-16-707	9A	107.90	66.77	66.77	1.14	Gap Up-dip
JOY-16-708	9A	111.42	13.94	13.94	5.07	Gap Up-dip
JOY-16-710	9A	105.45	7.23	7.23	2.10	Gap Up-dip
Note: Composites were calculated using a 3.5 g/t Au cut-off grade and may include internal dilution. Assays are top cut to 75.0 g/t Au.

Santoy Gap Up-Dip Target
Drill results from the Santoy Gap up-dip program have been very encouraging and demonstrate the potential for resource and reserve expansion. Results are highlighted by hole JOY-16-700, which graded 29.16 g/t (cut) over 6.26 metres true width and hole JOY-16-701 that graded 52.80 g/t (cut) over 2.09 metres true width; these holes were drilled approximately 140 metres below surface and 80 metres above current infrastructure. These results are important as they are proximal to current mining infrastructure, display consistent high grade over significant widths and can be integrated in the mine plan in the short term.

Santoy Gap Deep
Further drilling results within, down-dip and down-plunge of the Santoy Gap resource are increasing the confidence in the continuity of the deposit at depth. Holes SUG-15-062 of 41.99 g/t (cut) over 1.12 metres true width and previously released SUG-15-048 of 30.54 g/t (cut) over 1.15 metres true width (See news release dated October 19, 2015), the deepest hole ever drilled at the Santoy Gap, demonstrate the high grade and mineable widths present at depth. Beyond growing the resource at depth, this program is crucial for mid-to-long term mine planning at the Santoy Mine Complex.

Santoy 8 Down-plunge
Preliminary intercepts of the Santoy 8 down-plunge target indicated higher grades and greater widths than have typically been mined within the shallower sections of the Santoy 8 deposit. Initial step-out drilling in 2013 returned 22.89 g/t (cut) over 5.90 metres true width in hole JOY-13-692, one of the best drill intercepts recorded in the camp. Follow-up drilling returned 7.44 g/t (cut) over 12.96 metres true width in hole JOY-15-940, confirming the strong width and high grades present in the Santoy 8 down-plunge continuity. This target area will be a core focus for the 2016 drill program and is important for long-term resource growth at the Santoy Mine Complex.

To view the long-section map outlining current drill results, please click here: http://www.clauderesources.com/operations/exploration/seabee-gold-operation/default.aspx

2016 Drill Program Summary
For 2016, the Company has planned a $2.5 million (18,000 metre) surface exploration program for the Seabee Gold Operation. The exploration program is designed to focus on resource growth at the Santoy Mine Complex and the Seabee Gold Mine and to test for new discoveries at the Carr and Herb West targets.

At the Santoy Mine Complex, 4,000 metres will focus on up-dip infill targets at the Santoy Gap and the remaining 11,000 metres will target the down-plunge and down-dip continuity of the Santoy Gap and Santoy 8 deposits to a vertical depth of 1,100 metres over a strike length of 1.5 kilometres. The Carr target, which is approximately four kilometres north of the Santoy Mine Complex, will have a total of 2,000 metres of drilling over a two kilometre strike-length. The Carr target is interpreted as the extension of the Santoy Mine Complex system and hosts surface grab samples of up to 90 g/t and has seen minimal historic drilling.

Exploration proximal to the Seabee Gold Mine will be focused two kilometres north at the Herb West target.  The Herb West surface drill program will consist of approximately 1,000 metres testing a parallel structure to the Seabee Gold Mine.

In addition to the surface exploration programs, the Company will conduct approximately 65,000 metres of infill and step-out drilling from underground to focus on Mineral Reserve and Resource growth. Approximately 45,000 metres will be focused on the Santoy Mine Complex and 20,000 metres at the Seabee Gold Mine. The program will utilize four Company-owned drill rigs and test targets from up to seven underground drill platforms.

2016 Drilling Summary Table
Program	Metres	Purpose
Santoy Gap Deep	11,000	Test continuity at depth
Santoy Gap Up-dip	4,000	Expand continuity up-dip
Carr Target	2,000	Greenfield exploration
Herb West	1,000	Greenfield exploration
Santoy Mine Complex	45,000	Resource delineation and expansion
Seabee Gold Mine	20,000	Resource delineation and expansion

To view the long-section map outlining the target areas for the 2016 drill program, please click here: http://www.clauderesources.com/operations/exploration/seabee-gold-operation/default.aspx

During 2016, the Company forecasts annual gold production of 65,000 to 72,000 ounces at an all-in sustaining cost per ounce(1) of 1,125 - $1,245 (U.S. $850 - $935(2)). At December 31, 2015, the Company had $39.8(3) million in cash and bullion.

Samples were assayed by Claude's onsite non-accredited assay lab at the Seabee Gold Operation. Duplicate check assays were conducted at site as well as at TSL Laboratories in Saskatoon. Results of the spot checks were consistent with those reported. Sampling interval was established by minimum or maximum sampling lengths and geological and/or structural criteria.  200 gram samples were pulverized until greater than 80 percent passes through 150 mesh screen. 30 gram pulp samples were then analyzed for gold by fire assay with gravimetric finish (0.01 grams per tonne detection limit). Brian Skanderbeg, P.Geo. and M.Sc., President and CEO, Qualified Person, has reviewed the contents of this news release for accuracy.

Footnotes
(1)	Denotes a non-IFRS measure. For an explanation of this and other non-IFRS measures, refer to the "Non-IFRS Financial Measures and Reconciliations" in the Company's most recently filed MD&A available on the Company's website at www.clauderesources.com or on www.sedar.com or www.sec.gov.
(2)	Forecast uses a foreign exchange rate assumption of $1.33 CDN$/U.S.$.
(3)	Cash and bullion relates to current cash on hand of $37.0 million and $2.8 million of bullion (gold poured in dore bars which has not yet been sold and is valued at market prices).

Claude Resources Inc. is a publicly traded gold exploration and mining company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX: CRJ) and the OTCQB (OTCQB: CLGRF). Its asset base is located entirely in Canada and since 1991, Claude has produced over 1,100,000 ounces of gold from its Seabee Gold Operation in northeastern Saskatchewan. The Company also owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

CAUTION REGARDING FORWARD-LOOKING INFORMATION
All statements, other than statements of historical fact, contained or incorporated by reference in this news release and  constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (referred to herein as "forward-looking statements").  Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate" or "believes", or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results, "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

All forward-looking statements are based on various assumptions, including, without limitation, the expectations and beliefs of management, the assumed long-term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour, and that the political environment within Canada will continue to support the development of mining projects in Canada.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Claude to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  actual results of current exploration activities; environmental risks; future prices of gold; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour issues and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities; and other risks and uncertainties, including but not limited to those discussed in the section entitled "Risk Factors" in the Company's Annual Information Form.  These risks and uncertainties are not, and should not be construed as being, exhaustive.

Although Claude has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements in this news release are made as of the date of this news release and accordingly, are subject to change after such date.  Except as otherwise indicated by Claude, these statements do not reflect the potential impact of any non-recurring or other special items that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment.

Claude does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING RESOURCE ESTIMATE
The resource estimates in this document were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In this document, we use the terms "measured", "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves". Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources" exist or can be legally or economically mined, or that they will ever be upgraded to a higher category.

For further information please contact:

Brian Skanderbeg, President & CEO
Phone: (306) 668-7505
or
Marc Lepage, Manager, Investor Relations
Phone: (306) 668-7501
Email: ir@clauderesources.com
Website: www.clauderesources.com